

Mail Stop 3030

October 28, 2009

<u>Via U.S. Mail and Fax (716) 759-5560</u>

Mr. Thomas J. Mazza
Senior Vice President and Chief Financial Officer
Greatbatch, Inc.
10000 Wehrle Drive
Clarence, NY 14031

> **Re:** **Greatbatch, Inc.**
> **Form 10-K for the Fiscal Year Ended January 2, 2009**
> **Filed March 3, 2009**
> **File No. 001-16137**

Dear Mr. Mazza:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise future filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended January 2, 2009

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 32

Our customers, page 35

1.   We note that you have identified Boston Scientific, Medtronic and St. Jude as among your largest customers. However, your table on page 112 suggests that there is a fourth unidentified customer. Please tell us whether sales to the unnamed customer were made in an amount equal to 10 percent or more of your consolidated revenues. If they are, please tell us the name of the fourth customer or tell us why you believe that disclosure is not required. Additionally, please confirm that you will identify all 10% customers in future filings.

Product Development, page 36

2.   Refer to the first sentence of the second paragraph. Please revise your future filings to clarify what you mean when you state that the Sorin Group "will leverage [y]our MRI technology." Your disclosure should more clearly describe the nature of this relationship and the similar relationships that you state you are currently exploring and seeking to develop.

Financial Statements, page 66

Note 1. Summary of Significant Accounting Policies, page 70

Revenue Recognition, page 75

3.   We noted from your disclosures on page 45 that you have pricing arrangements with your customers, but do not see any discussion herein of your pricing arrangements and how they may impact revenue recognition. We also noted disclosures on page 11 that you sell your products to distributors. Tell us the significant terms of your pricing arrangements and sales to distributors, including buy back or inventory rotation provisions, if any, and how any of the terms of the pricing arrangements and sales to distributors impact your revenue recognition. Please revise your disclosure in future filings to clearly disclose your accounting policy for all material revenue transactions.

4.   We see you disclose herein that "Shipping and handling costs associated with inbound and outbound freight are generally recorded in cost of sales". Please tell us the U.S. GAAP that supports recording *outbound* freight in cost of sales. We would normally expect such costs to be recorded as a selling expense. Revise these policy disclosures as necessary in future filings to clarify how you record outbound freight in your income statements.

Note 14. Fair Value Measurements, page 108

5.   We note you disclose that the fair values of your interest rate swaps are obtained from an independent pricing service. Please describe to us the nature and extent of the role played by the pricing service in determining the amounts included in your financial statements and clarify the extent to which any statements are attributed to the service firm as opposed to your management. In this regard, we also refer you to the guidance provided in Question 141.02 of the Compliance and Disclosure Interpretations on Securities Act Sections, which can be found at http://www.sec.gov/divisions/corpfin/guidance/sasinterp.htm, which explains the circumstances under which a valuation firm would be named and its consent included in registration statements, including those into which you incorporate your Form 10-K by reference.

Signatures, page 116

6.   Your principal financial officer or officers, controller or principal accounting officer should sign the report below the second paragraph required on the Signatures page. Please revise.

Form 8-K dated October 8, 2009

7.   We see you disclosed herein that Electrochem Solutions, Inc., your wholly owned subsidiary, today announced that a Louisiana jury has reached a verdict in favor of the plaintiff in a previously disclosed state court action involving its commercial battery business. We also see you disclosed the jury awarded damages for lost profits to the plaintiff in the amount of $21.7 million. Please tell us if you have or plan to accrue any amounts for this contingency in your financial statements. Also, note when preparing your future filings that if it is at least reasonably possible that this or any unaccrued contingency (if negatively resolved) could have a material negative impact on your financial statements, the notes to the financial statements must either disclose the range of possible loss or indicate no such estimate can be made. Refer to paragraph 450-20-50 of the FASB Accounting Standards Codification.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Julie Sherman, Staff Accountant, at (202) 551-3640 or me at (202) 551-3603 if you have any questions regarding comments on the financial statements and related matters. Please contact Tom Jones, Staff Attorney, at (202) 551-3602 or Daniel Morris, Special Counsel, at (202) 551-3314 if you have questions on any other comments. In this regard, do not hesitate to contact Jeff Jaramillo, Accounting Branch Chief, at (202) 551-3212.

Sincerely,

Jay Webb
Reviewing Accountant